EXHIBIT 12. COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In Thousands)
Years ended December 31	2014	2013	2012	2011	2010
Earnings
Income (loss) before income taxes	$76,463	$101,902	$46,074	$(12,715)	$58,383
Add: fixed charges	31,653	36,467	42,612	43,868	43,889
Total earnings	$108,116	$138,369	$88,686	$31,153	$102,272
Fixed charges
Interest on policyholders’ accounts	$30,245	$35,163	$41,409	$42,834	$42,988
Portion of rent representative of interest factor	1,408	1,304	1,203	1,034	901
Total fixed charges	$31,653	$36,467	$42,612	$43,868	$43,889
Ratio of earnings to fixed charges	3.42	3.79	2.08	0.71	2.33